

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 44268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMG Distributors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

333 Ludlow Street

(No. and Street)

Stamford   CT   06902
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP

(Name – *if individual, state last, first, middle name*)

350 Bedford Street	Stamford	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 13 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____James G. Kaiser_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____FMG Distributors, Inc._____ , as of __December 31_____ , 20_02____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES __2006__

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FMG DISTRIBUTORS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

Berkow,
Schechter
& Company LLP _____

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

To the Stockholder
FMG Distributors, Inc.
Stamford, CT 06902

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition
of FMG Distributors, Inc. as of December 31, 2002 and the related
statements of income, changes in stockholder's equity, and cash
flows for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is
to express an opinion on these financial statements based on our
audits.

We have conducted our audits in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audits provide a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of FMG
Distributors, Inc. as of December 31, 2002, and the results of its
operations and its cash flows for the year then ended in
conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on
the basic financial statements taken as a whole. The information
contained in the accompanying schedule, Computation Of Net Capital
Under Rule 15c3-1, is presented for purposes of additional
analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17a-
5 of the Securities and Exchange Commission. Such information has
been subjected to the auditing procedures applied in the audits of
the basic financial statements and, in our opinion, is fairly
stated in all material respects in relation to the basic financial
statements taken as a whole.

Berkow, Schechter & Company LLP

February 26, 2003

FMG DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets:
Cash $ 10,988

Total Current Assets   10,988

Property and equipment, net of accumulated depreciation of
$45,718   28,855

TOTAL ASSETS $ 39,843

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
Accrued expenses $ 1,000
Accrued franchise taxes payable   250

Total Current Liabilities   1,250

Stockholder's Equity:
Common stock, no par value, 1,000 shares authorized,
  10 shares issued and outstanding   8,000
Additional paid in capital   5,121
Retained earnings   25,472

Total Stockholder's Equity   38,593

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 39,843

FMG DISTRIBUTORS, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	$	315
Expenses:		
Professional fees		1,000
Licenses and fees		808
State franchise tax		250
Total Expenses		2,058
Net loss	$	(1,743)

FMG DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 8,000	$ -	$ 27,215	$ 35,215
Contributed capital	-	5,121	-	5,121
Net loss	-	-	(1,743)	(1,743)
Stockholder's equity, end of Year	$ 8,000	$ 5,121	$ 25,472	$ 38,593

FMG DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (1,743)
Adjustments to reconcile net income to cash from operating activities:	-
Net Cash Used In Operating Activities	(1,743)
Cash flows from financing activities:	
Additional paid in capital	3,000
Net Cash Provided By Financing Activities	3,000
Net Increase In Cash	1,257
Cash - Beginning of year	9,731
Cash - End of Year	$ 10,988
Non-cash financing activities:	
Reclassification of stockholder loan to additional paid in capital	$ 2,121
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 250

Subordinated loan, December 31, 2001	$ -
Loans received	-
Repayment of loan	-
Subordinated loan, December 31, 2002	$ -

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Description of business - FMG Distributors, Inc. is a registered broker/dealer engaged in selling mutual funds and variable annuities to other broker/dealers.

Accounts receivable - accounts receivable are shown net of a reserve for bad debts.

Estimates - the preparation of financial statements in conformity with generally accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2002.

Net capital	$10,988
Excess of net capital over requirements	$4,738
Aggregate indebtedness to net capital	.11-1.00

NOTE 3 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

FMG DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001

Stockholder's equity		$ 38,593
Deductions:		
Fixed assets	28,855	
Total deductions		28,855
Net Capital		9,738
Minimum net capital required		5,000
Excess of Net Capital Over Minimum Requirements		$ 4,738
Aggregate Indebtedness		$ 1,250

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA
of Form X-17A-5 as of December 31, 2002):

Net Capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 10,988
Accrued expenses	(1,250)
Net Capital Per Above	$ 9,738

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

To the Stockholder
FMG Distributors, Inc.
Stamford, CT 06902

In planning and performing our audit of the financial statements
of FMG Distributors, Inc. for the year ended December 31, 2002, we
considered its internal control structure, including procedures
for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal
control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission, we have made a study of the practices and
procedures (including tests of compliance with such practices and
procedures) followed by FMG Distributors, Inc. that we considered
relevant to the objectives stated in rule 17a-5(g)(1), in making
the periodic computations of aggregate indebtedness and net
capital under rule 17a-3(a)(11) and the procedures for determining
compliance with the exemptive provision of rule 15c3-3. We did
not review the practices and procedures followed by the Company
(1) in making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences
required by rule 17a-13; (2) in complying with the requirements
for prompt payment of securities under section 8 of Regulation T
of the Board of Governors of the Federal Reserve System; and (3)
in obtaining and maintaining physical possession or control of all
fully paid and excess margin securities of customers as required
by rule 15c3-3 because the Company does not carry security
accounts for customers or perform custodial functions relating to
customer securities.

The management of FMG Distributors, Inc. is responsible for
establishing and maintaining an internal control structure and the
practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and
related costs of internal control structure policies and
procedures and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and
procedures can be expected to achieve the Commission's above-
mentioned objectives. Two of the objectives of an internal control
structure and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that
assets for which the Company has responsibility are safeguarded
against loss from unauthorized use or disposition and that
transactions are executed in accordance with management's
authorization and recorded properly to permit preparation of
financial statements in conformity with generally accepted
accounting principles. Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the preceding
paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 1999 to meet the Commission's objectives. In addition, the Company was in compliance with the exemption provisions of rule 15c3-3 at December 31, 1998 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Berkow Schechter & Company LLP

Certified Public Accountants

February 26, 2003

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